FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 9, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IR contacts:	Szabolcs Czenthe	+36-1-458-0437
	Krisztina Förhécz	+36-1-457-6029
	Rita Walfisch	+36-1-457-6036
investor.relations@telekom.hu

2007 interim results: acquisition-driven top line growth with solid underlying profitability and healthy operating cash flow

Budapest — August 9, 2007 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first six months of 2007, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                     Revenues grew by 5.0% from HUF 312.8 bn to HUF 328.4 bn (EUR 1,311.7 m) in H1 2007 over the same period last year. Growth in mobile, internet and SI/IT revenues compensated for the lower fixed line voice revenues. The consolidation of KFKI Group, T-Systems Hungary and Dataplex contributed HUF 11.5 bn to Group revenues in H1 2007.

•                     EBITDA was broadly stable at HUF 128.7 bn, with an EBITDA margin of 39.2%. Group EBITDA excluding investigation-related costs (HUF 1.9 bn) and headcount reduction-related severance payments and accruals (HUF 7.3 bn) was HUF 137.9 bn with an EBITDA margin of 42.0%.

•                     Gross additions to tangible and intangible assets were HUF 28.3 bn, of which HUF 12.2 bn related to the T-Com segment, HUF 14.3 bn to T-Mobile (within this, HUF 4.1 bn was spent on mobile broadband investment in Hungary), HUF 0.8 bn to T-Systems and HUF 1.0 bn to Headquarters and Shared Services.

•                     Profit attributable to equity holders of the company (net income) decreased by 7.5%, from HUF 36.9 bn (EUR 141.8 m) to HUF 34.2 bn (EUR 136.4 m) as taxes on income increased due to the introduction of the solidarity tax and higher deferred taxes.

•                     Net cash from operating activities grew strongly from HUF 93.8 bn to HUF 121.7 bn. This was the combined result of broadly stable EBITDA, significantly lower working capital requirements (driven mainly by a change in trade receivables) and reduced tax payment thanks to the utilization of tax benefits. Net cash used in investing activities fell from HUF 67.1 bn to HUF 21.5 bn, mainly driven by lower gross additions to tangible and intangible assets (capex) and lower spending on purchase of subsidiaries and business units. Capex decreased as a result of project delays and the HUF 6.5 bn TETRA investment accounted in H1 2006. Cash used for purchase of subsidiaries decreased from HUF 25.0 bn (acquisition of Dataplex, Orbitel, iWIW and 10% treasury share purchased by MakTel) to HUF 0.7 bn (acquisition of Mobilpress and gaining majority ownership in T-Systems Hungary). Net cash used in financing activities significantly increased, reflecting the dividends paid to shareholders in January and May 2007 for 2005 and 2006 financials, respectively.

•                     Net debt increased to HUF 301.4 bn, reflecting the increase in loans for financing dividend payments and the acquisition of KFKI in H2 2006. The net debt ratio (net debt to net debt plus total equity) was 35.1% at end-June 2007.

Christopher Mattheisen, Chairman and CEO commented: “I am pleased to report close to 4% top-line growth and 1.6% EBITDA growth in the second quarter of this year compared to the same period of last year. Despite the difficult macroeconomic environment we are on track to achieve our targets for this year. In the T-Com segment we face higher churn levels and further tariff erosion in Hungary, although these were mainly offset by expanding broadband revenues and good performance of the Montenegrin operations. In the mobile business, the stable Hungarian operations, while impacted by the reduced mobile termination rates, were supported by growing contributions from the international subsidiaries and TETRA services. The consolidation of SI/IT companies ensured revenue growth in the T-Systems segment and stabilised EBITDA levels.

As communicated earlier, we are continuously working to improve the operational cost structure and headcount productivity within the Group as well as leveraging new, integrated revenue opportunities. As part of these efforts, we have already initiated some integration steps. According to the decision of the Extraordinary General Meeting held in June, Emitel and the access business of T-Online will be merged into the parent company. Within the T-Systems segment we started to simplify the organisational structure by reducing the number of subsidiaries. Restructuring and headcount reductions at the network division have also started; the majority of the severance-related expenses accounted in the second quarter in the T-Com segment relates to this. Furthermore, we are going to announce our detailed and broader restructuring plans in the autumn.”

T-Com

Revenues before elimination fell by 1.6% to HUF 77.1 bn in Q2 2007 over the same period in 2006 and EBITDA margin decreased to 38.1%.

•                  T-Com Hungary reported a revenue decline of 1.2% to HUF 61.7 bn driven by mobile substitution and traffic loss to alternative and cable competitors. Internet revenues grew by 22.0% to HUF 13.3 bn thanks to the continuous increase in the number of ADSL and cable broadband customers. The total number of broadband connections was close to 653,000 at end-June 2007, while strong mobile substitution and competition from cable operators resulted in a decline in the total number of fixed lines (down 4.8% at end-June 2007 compared to a year ago). Headcount reduction-related expenses amounted to HUF 2.7 bn in the second quarter, mainly relating to the restructuring at the network division. As a result, EBITDA was down by 10.3% to HUF 22.5 bn and EBITDA margin was 36.5%.

•                  In Macedonia, fixed line revenues decreased by 11.4% to HUF 9.9 bn, reflecting lower voice traffic due to strong mobile substitution and the emerging fixed line competition, as well as unfavourable FX movements. This decrease was partly offset by increasing internet-related revenues. EBITDA increased by 2.3% and EBITDA margin was up to 48.9% in Q2 2007.

•                  Revenues of T-Com Crna Gora increased by 15.6% to HUF 5.6 bn in the second quarter of 2007. Decreasing domestic voice traffic was more than offset by increasing international traffic revenues, mainly reflecting the classification of Serbian traffic as international following the independence of Montenegro since June 2006. EBITDA increased by 30.8% to HUF 2.0 bn and EBITDA margin was up to 35.8%.

T-Mobile

Revenues before elimination grew by 4.5% to HUF 85.0 bn; EBITDA margin was 44.1%.

•                  T-Mobile Hungary showed a revenue increase of 1.3% to HUF 69.0 bn as the healthy growth in the customer base and expanding value added service revenues were offset by a decrease in wholesale voice revenues, driven by the cut in mobile termination fees in February 2007. Although the increase in value added service revenues and usage continues, ARPU showed a 4.4% decrease due to the declining tariffs and the 15% cut in termination rates. Average acquisition cost per new customer increased by 9%, reflecting the higher subsidies for postpaid customers and 3G/HSDPA enabled devices. As a result of the efforts made here, the customer mix improved further reaching a postpaid ratio of 36.6% at the end of the second quarter. EBITDA was HUF 29.7 bn with an EBITDA margin of 43.0%.

•                  T-Mobile Macedonia reported a revenue growth of 8.8% to HUF 10.3 bn in a growing market characterised by strong tariff competition. The continuously decreasing tariff level was offset by the improving customer mix and the strong, 25.8% increase in usage, resulting in a slight growth in ARPU levels. EBITDA margin reached a strong 55.6%.

•                  Mobile revenues of T-Mobile Crna Gora increased by 39.9% to HUF 4.5 bn in Q2 2007, driven by expanding tourism, higher international traffic revenues and increased mobile termination rates. Market penetration increased to 141% at end of June, mainly reflecting the extended availability of SIM cards since October 2006. EBITDA margin was 36.0% in Q2 2007.

•                  Pro-M, the TETRA service company, reported HUF 1.6 bn mobile service revenues and HUF 0.5 bn EBITDA in Q2 2007.

T-Systems

Revenues before elimination increased by 14.4% as the consolidation effect of the new subsidiaries offset the declining traditional voice revenues. KFKI Group and T-Systems Hungary contributed HUF 5.8 bn revenues and HUF 0.9 bn EBITDA in Q2 2007. Excluding the new subsidiaries, revenues decreased by 20.7%, driven by the continuous pressure on voice tariffs and increasing mobile substitution. The segment’s EBITDA decreased by 3.1% and EBITDA margin was 20.7% in Q2 2007.

Headquarters and Shared services

Revenues before elimination were down by 9.0% driven by lower marketing and real estate services, partly compensated by higher security service revenues. EBITDA decreased by 3.7% to HUF -5.1 bn.

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were potentially raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and are currently implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays.

We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in regular contact with these authorities regarding the investigation and are responding to inquiries raised by and the investigations being conducted by these authorities. The U.S. Department of Justice has recently expanded the scope of its investigation to include the actions taken by the Company in response to the findings of and issues raised by the Company’s internal investigation and a related subpoena and further informal document requests have been issued.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission, value-added, IT and system integration services. Magyar Telekom owns the majority of the shares of MakTel, the sole fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of June 30, 2007 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s H1 2007 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM
Consolidated
Balance Sheets - IFRS
(HUF million)

	Jun 30, 2006	Jun 30, 2007	% change
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	41,710	95,937	130.0%
Other financial assets	15,200	5,489	(63.9)%
Trade receivables	80,668	94,866	17.6%
Inventories	11,440	12,177	6.4%
Current recoverable income taxes	2,916	116	(96.0)%
Other assets	23,591	14,995	(36.4)%
Total current assets	175,525	223,580	27.4%

Non-current assets
Intangible assets	327,896	328,617	0.2%
Property, plant and equipment	577,588	526,993	(8.8)%
Investments in associates	5,306	4,520	(14.8)%
Other financial assets	5,826	24,823	326.1%
Deferred tax assets	14,602	3,928	(73.1)%
Total non-current assets	931,218	888,881	(4.5)%
Total assets	1,106,743	1,112,461	0.5%

LIABILITIES AND EQUITY
Current liabilities
Loans from related parties	54,000	40,000	(25.9)%
Other financial liabilities	45,972	38,486	(16.3)%
Accrued interest	3,879	5,425	39.9%
Trade payables	55,996	68,360	22.1%
Other liabilities	50,475	42,411	(16.0)%
Provisions	5,357	9,751	82.0%
Income tax liabilities	622	2,346	277.2%
Total current liabilities	216,301	206,779	(4.4)%

Non-current liabilities
Loans from related parties	205,432	254,432	23.9%
Other financial liabilities	24,751	69,899	182.4%
Other liabilities	5,404	6,776	25.4%
Provisions	2,927	10,349	253.6%
Deferred tax liabilities	3,544	6,740	90.2%
Total non-current liabilities	242,058	348,196	43.8%
Total liabilities	458,359	554,975	21.1%

EQUITY
Issued capital	104,277	104,277	0.0%
Additional paid in capital	27,380	27,380	0.0%
Treasury shares	(1,926)	(1,179)	(38.8)%
Retained earnings	437,051	358,700	(17.9)%
Cumulative translation adjustment	13,358	(4,701)	n.m.
Shareholders’ equity	580,140	484,477	(16.5)%
Minority interests	68,244	73,009	7.0%
Total equity	648,384	557,486	(14.0)%

Total liabilities and equity	1,106,743	1,112,461	0.5%

MAGYAR TELEKOM
Consolidated

Income Statements - IFRS

(HUF million)

	6 months ended June 30,		%
	2006	2007	Change
	(Unaudited)	(Unaudited)
Revenues
Subscriptions	46,718	45,774	(2.0)%
Domestic outgoing traffic	36,650	26,812	(26.8)%
International outgoing traffic	5,141	5,238	1.9%
Value added and other services	4,347	3,780	(13.0)%
Voice - retail revenues	92,856	81,604	(12.1)%

Domestic incoming traffic	3,959	4,621	16.7%
International incoming traffic	9,304	9,939	6.8%
Voice - wholesale revenues	13,263	14,560	9.8%

Internet	23,724	28,435	19.9%
Data	13,654	13,568	(0.6)%
Multimedia	8,719	9,133	4.7%
Equipment sales	2,266	2,229	(1.6)%
Other revenues	4,327	4,849	12.1%

Fixed line revenues	158,809	154,378	(2.8)%

Voice - retail	91,275	94,985	4.1%
Voice - wholesale	22,044	22,397	1.6%
Visitor	1,924	2,644	37.4%
Non-voice	18,448	21,221	15.0%
Equipment sales and activation	10,163	9,829	(3.3)%
Other revenues	1,418	4,231	198.4%

Mobile revenues	145,272	155,307	6.9%

System Integration/Information Technology revenues	8,767	18,756	113.9%

Total revenues	312,848	328,441	5.0%

Voice-, data- and Internet-related payments	(43,707)	(40,659)	(7.0)%
Cost of equipment	(18,195)	(18,310)	0.6%
Payments to agents and other subcontractors	(13,707)	(24,028)	75.3%
Total revenue-related payments	(75,609)	(82,997)	9.8%
Employee-related expenses	(43,823)	(53,503)	22.1%
Depreciation and amortization	(60,734)	(57,168)	(5.9)%
Other operating expenses - net	(64,608)	(63,195)	(2.2)%

Total operating expenses	(244,774)	(256,863)	4.9%

Operating profit	68,074	71,578	5.1%

Net financial expenses	(16,249)	(14,833)	(8.7)%

Share of associates’ profits	443	521	17.6%

Profit before income tax	52,268	57,266	9.6%

Income tax	(9,816)	(16,831)	71.5%

Profit for the period	42,452	40,435	(4.8)%

Attributable to:
Equity holders of the Company (Net income)	36,926	34,165	(7.5)%
Minority interests	5,526	6,270	13.5%
	42,452	40,435	(4.8)%

MAGYAR TELEKOM
Consolidated
Cashflow Statements - IFRS
(HUF million)

	6 months ended Jun 30,		%
	2006	2007	change
	(Unaudited)	(Unaudited)
Profit for the year	42,452	40,435	(4.8)%
Depreciation and amortization	60,734	57,168	(5.9)%
Income tax expense	9,816	16,831	71.5%
Net financial expenses	16,249	14,833	(8.7)%
Share of associates’ profits	(443)	(521)	17.6%
Change in working capital	(7,135)	11,505	n.m.
Tax paid	(10,575)	(3,472)	(67.2)%
Dividend received	157	72	(54.1)%
Interest paid	(16,104)	(16,782)	4.2%
Interest received	1,246	2,506	101.1%
Other cashflows from operations	(2,624)	(829)	(68.4)%

Net cash generated from operating activities	93,773	121,746	29.8%

Cashflows from investing activities

Additions to tangible and intangible assets	(44,922)	(28,268)	(37.1)%
Change in payables relating to capital expenditures	(10,027)	(12,467)	24.3%
Purchase of subsidiaries and business units	(25,043)	(662)	(97.4)%
Cash acquired through business combinations	29	485	1,572.4%
Proceeds from / (Payments for) other financial assets - net	8,751	16,446	87.9%
Proceeds from disposal of non current assets	4,111	2,917	(29.0)%

Net cash used in investing activities	(67,101)	(21,549)	(67.9)%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(58)	(148,807)	n.m.
Net proceeds of loans and other borrowings	(14,556)	85,703	n.m.
Other	(26)	386	n.m.

Net cash used in financing activities	(14,640)	(62,718)	328.4%

Exchange gains / (losses) on cash	5,368	(1,749)	n.m.

Change in cash and cash equivalents	17,400	35,730	105.3%

Cash and cash equivalents, beginning of period	24,310	60,207	147.7%

Cash and cash equivalents, end of period	41,710	95,937	130.0%

Change in cash and cash equivalents	17,400	35,730	105.3%

Summary of key operating statistics

GROUP	June 30, 2006	June 30, 2007	% change
EBITDA margin	41.2%	39.2%	n.a.
Operating margin	21.8%	21.8%	n.a.
Net income margin	11.8%	10.4%	n.a.
CAPEX to Sales	14.4%	8.6%	n.a.
ROA	6.7%	6.1%	n.a.
Net debt	273,245	301,391	10.3%
Net debt / net debt + total capital	29.6%	35.1%	n.a.
Number of employees (closing full equivalent)	11,967	12,262	2.5%

T-COM SEGMENT	June 30, 2006	June 30, 2007	% change
Hungarian fixed line operations

Fixed line penetration (1)	31.4%	29.9%	n.a.
Number of closing lines (1)
Residential	1,943,265	1,851,603	(4.7)%
Business	176,350	167,387	(5.1)%
Payphone	21,829	20,353	(6.8)%
ISDN channels	326,608	310,928	(4.8)%
Total lines	2,468,052	2,350,271	(4.8)%

Traffic in minutes (thousands) (1)
Local	1,471,239	1,385,404	(5.8)%
Long distance	496,551	465,391	(6.3)%
Fixed to mobile	242,414	187,880	(22.5)%
Domestic outgoing traffic	2,210,204	2,038,675	(7.8)%
International outgoing traffic	34,126	29,273	(14.2)%
Internet	602,995	259,201	(57.0)%
Total outgoing traffic	2,847,325	2,327,149	(18.3)%

Data products
ADSL connections	407,682	569,656	39.7%
Number of Internet subscribers
Dial-up	52,133	20,658	(60.4)%
Leased line	718	662	(7.8)%
DSL	263,837	372,400	41.1%
W-LAN	1,368	868	(36.5)%
CATV	36,173	72,923	101.6%
Total Internet subscribers	354,229	467,511	32.0%
Market share in the dial-up market (estimated)	37%	40%	n.a.
Cable television customers	408,299	411,521	0.8%
Total broadband Internet access	445,941	652,989	46.4%

Macedonian fixed line operations

Macedonian fixed line penetration	24.9%	23.1%	n.a.
Number of closing lines
Residential	450,243	417,457	(7.3)%
Business	44,506	42,546	(4.4)%
Payphone	2,316	2,050	(11.5)%
ISDN channels	41,124	43,906	6.8%
Total Macedonian lines	538,189	505,959	(6.0)%

Macedonian traffic in minutes (thousands)
Local	619,309	573,517	(7.4)%
Long distance	89,909	83,803	(6.8)%
Fixed to mobile	62,394	53,431	(14.4)%
Domestic outgoing traffic	771,612	710,751	(7.9)%
International outgoing traffic	13,960	12,291	(12.0)%
Internet	101,534	62,472	(38.5)%
Total outgoing Macedonian traffic	887,106	785,514	(11.5)%

Data products (Macedonia)
ADSL connections	11,304	18,853	66.8%
Number of Internet subscribers
Dial-up	95,116	123,150	29.5%
Leased line	138	147	6.5%
DSL	11,304	18,853	66.8%
Total Internet subscribers	106,558	142,150	33.4%
Market share in the dial-up market (estimated)	91%	95%	n.a.

Montenegrin fixed line operations

Montenegrin fixed line penetration	31.2%	30.7%	n.a.
Number of closing lines
PSTN lines	174,986	168,910	(3.5)%
ISDN channels	20,754	21,486	3.5%
Total Montenegrin lines	195,740	190,396	(2.7)%

Montenegrin traffic in minutes (thousands)
Local	162,111	154,057	(5.0)%
Long distance	63,010	34,214	(45.7)%
Fixed to mobile	19,102	15,419	(19.3)%
Domestic outgoing traffic	244,223	203,690	(16.6)%
International outgoing traffic	6,091	34,728	470.2%
Internet	192,253	170,644	(11.2)%
Total outgoing Montenegrin traffic	442,567	409,062	(7.6)%

Data products (Montenegro)
ADSL connections	3,143	9,932	216.0%
Number of Internet subscribers
Dial-up	26,107	29,774	14.0%
Leased line	113	127	12.4%
DSL	3,143	9,932	216.0%
Total Internet subscribers	29,363	39,833	35.7%
Market share in the dial-up market (estimated)	98%	98%	n.a.

T-MOBILE SEGMENT	June 30, 2006	June 30, 2007	% change
Hungarian mobile operations

Mobile penetration	93.8%	101.7%	n.a.
Market share of T-Mobile Hungary	45.3%	44.2%	n.a.
Number of customers (RPC)	4,279,123	4,517,349	5.6%
Postpaid share in the RPC base	33.1%	36.6%	n.a.
MOU	136	145	6.6%
ARPU	4,714	4,508	(4.4)%
Postpaid	10,016	8,702	(13.1)%
Prepaid	2,192	2,178	(0.6)%
Overall churn rate	16.4%	15.6%	n.a.
Postpaid	9.8%	9.8%	n.a.
Prepaid	19.6%	18.9%	n.a.
Enhanced services within ARPU	624	658	5.4%
Average acquisition cost (SAC) per customer	6,504	7,088	9.0%

Macedonian mobile operations

Macedonian mobile penetration	63.5%	73.1%	n.a.
Market share of T-Mobile Macedonia	67.7%	65.8%	n.a.
Number of customers (RPC)	890,953	1,001,970	12.5%
Postpaid share in the RPC base	17.3%	23.2%	n.a.
MOU	66	83	25.8%
ARPU	2,992	3,018	0.9%

Montenegrin mobile operations

Montenegrin mobile penetration	90.2%	140.7%	n.a.
Market share of T-Mobile Crna Gora	40.9%	40.3%	n.a.
Number of customers (RPC) (2)	228,546	351,406	53.8%
Postpaid share in the RPC base	17.2%	16.1%	n.a.
MOU	135	108	(20.0)%
ARPU	4,037	3,311	(18.0)%

T-SYSTMS SEGMENT	June 30, 2006	June 30, 2007	% change
Number of closing lines
Business	66,466	61,669	(7.2)%
Managed leased lines (Flex-Com connections)	9,852	8,339	(15.4)%
ISDN channels	168,082	165,386	(1.6)%
Total lines	244,400	235,394	(3.7)%

Traffic in minutes (thousands)
Local	227,496	170,831	(24.9)%
Long distance	94,485	74,606	(21.0)%
Fixed to mobile	70,393	48,639	(30.9)%
Domestic outgoing traffic	392,374	294,076	(25.1)%
International outgoing traffic	16,831	15,132	(10.1)%
Internet	30,121	15,422	(48.8)%
Total outgoing traffic	439,326	324,630	(26.1)%

(1)             MT Plc. T-COM + Emitel (100% owned by Magyar Telekom Plc.)

(2)             In October 2006, prepaid voucher lifecycle was extended from 3 to 11 months in Montenegro, resulting in increase in the number of prepaid RPC.

Analysis of the Financial Statements
for the six months ended June 30, 2007

Exchange rate information

The Euro weakened by 12.8% against the Hungarian Forint year on year (from 281.93 HUF/EUR on June 30, 2006 to 245.90 HUF/EUR on June 30, 2007). The average HUF/EUR rate decreased from 260.42 in the first half of 2006 to 250.39 in the same period of 2007.

The U.S. Dollar depreciated by 17.6% against the Hungarian Forint year on year (from 221.78 HUF/USD on June 30, 2006 to 182.68 HUF/USD on June 30, 2007).

Analysis of group income statements

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were potentially raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and are currently implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays.

We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in regular contact with these authorities regarding the investigation and are responding to inquiries raised by and the investigations being conducted by these authorities. The U.S. Department of Justice has recently expanded the scope of its investigation to include the actions taken by the Company in response to the findings of and issues raised by the Company’s internal investigation and a related subpoena and further informal document requests have been issued.

Magyar Telekom incurred HUF 1.9 bn expenses relating to the investigation in the first half of 2007, which are included in other operating expenses in the HQ (Headquarters) and shared services segment.

Revenues

Fixed line voice-retail revenues decreased by 12.1% in the first six months of 2007 compared to the same period last year, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to wider use of flat-rate packages, lower usage and decreased customer base resulting mainly from competition and mobile substitution.

Subscription fees showed a slight decrease resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. Lower subscription revenues at Maktel were mainly driven by decreased average PSTN customer base.

Domestic outgoing fixed line traffic revenues in the first half of 2007 amounted to HUF 26.8 bn compared to HUF 36.7 bn in the same period last year. Domestic outgoing traffic revenues decreased due to lower usage, lower average per minute fees and loss of fixed line customers mainly owing to competition from other fixed line service providers and mobile substitution. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different tariff packages. Customized tariff packages represented 84.6% of the lines at Magyar Telekom Plc. at June 30, 2007. The most popular of these packages are the Felezo (Halving) and the Favorit packages. Domestic outgoing traffic revenues also decreased at Maktel and at T-Com Crna Gora (“T-Com CG”) primarily due to lower usage reflecting the effect of mobile substitution and in case of T-Com CG the reclassification of calls to Serbia to international traffic revenues.

International outgoing fixed line traffic revenues remained broadly stable and reached HUF 5.2 bn in the first six months of 2007 compared to HUF 5.1 bn in the same period of 2006. This slight increase in this revenue line is mainly due to higher amount of outgoing minutes at T-Com CG, as after the referendum on independence in May 2006 in Montenegro, calls to Serbia are classified as international traffic. This increase was compensated by lower outgoing international traffic revenues at Magyar Telekom Plc. and also at Maktel resulting from lower volume of minutes and decreased prices.

Value-added and other services revenues showed a 13.0% decline in the first half of 2007 as compared to the same period last year. The decrease was owing to the lower amortization of deferred revenues as amortization of connection fees collected 10 years ago started to run out, which was partly offset by a significant increase in cable voice subscription fees in line with higher customer number.

Voice-wholesale revenues increased by 9.8% in the first half of 2007 compared to the same period in 2006 driven by higher domestic and international incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the six months ended June 30, 2007 increased by 16.7% compared to the same period in 2006. Traffic revenues from LTOs increased at Magyar Telekom Plc. due to the application of the new RIO prices based on NHH’s decision from June 2006 and applied retrospectively for the period September

2005-June 2006. Higher revenues from local loop unbundling also contributed to the increase at Magyar Telekom Plc. At Maktel, incoming domestic traffic revenue increase was driven by new network access contracts with other LTOs. These increases were somewhat compensated by lower incoming revenues from LTOs at T-Com CG reflecting the effect of the previously mentioned referendum last May.

International incoming fixed line traffic revenues increased to HUF 9.9 bn for the six months ended June 30, 2007 compared to HUF 9.3 bn for the same period in 2006. International incoming revenues increased mainly at T-Com CG as interconnection with Telekom Serbia is presented as international in 2007. International incoming traffic revenues remained flat at Magyar Telekom Plc. since lower HUF/EUR exchange rate and lower average settlement rates were almost offset by the increased volume of international incoming traffic. At Maktel, lower international incoming revenues resulted from decrease in traffic and lower MKD/SDR exchange rate, partly offset by higher average settlement rates.

Internet revenues of the fixed line operations grew significantly to HUF 28.4 bn in the first six months of 2007 compared to HUF 23.7 bn in the same period last year. This growth was due to the strong increase in the number of ADSL, Internet and Cablenet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers grew to 569,656 by June 30, 2007 (from 407,682 a year earlier) in Hungary and the number of T-Online Internet connections grew by 32.0% to 467,511 compared to the previous year. The proportion of higher revenue generating broadband Internet customers further increased within the customer base, which also contributed to the revenue growth. By the end of June 2007, the total number of our broadband connections reached almost 653,000 in our Hungarian fixed line operations. The number of ADSL and Internet subscribers also increased significantly at our foreign subsidiaries.

Data revenues remained flat and amounted to HUF 13.6 bn in the first six months of 2007 compared to HUF 13.7 bn in the same period of 2006. The continuous migration of narrowband to broadband data products resulted in lower narrowband revenues and higher broadband IP revenues mainly at Magyar Telekom Plc. T-Systems.

Multimedia revenues amounted to HUF 9.1 bn in the first six months of 2007 as compared to HUF 8.7 bn in the same period of 2006. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers in Hungary and price increases effective from January 1, 2007.

Revenues from fixed line equipment sales remained broadly stable in the first half of 2007 compared to the same period in 2006. Equipment sales revenue decrease at Magyar Telekom Plc. was due to lower sales of telecommunications equipment. This decrease was almost offset by the increase at Maktel owing to more phonesets and ADSL modems sold as well as higher EKG-related rental fee at Magyar Telekom Plc. T-Systems in 2007.

Other fixed line revenues increased by 12.1% in the first half of 2007 compared to last year. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase in this revenue line is the result of higher revenues from telephone book publishing at Magyar Telekom Plc.

Revenues from mobile telecommunications services amounted to HUF 155.3 bn for the six months ended June 30, 2007 compared to HUF 145.3 bn for the same period in 2006 (a

6.9% increase). The increase in mobile revenues resulted from higher voice traffic revenue at our foreign mobile operators, increased TETRA-related revenues at Pro-M PrCo. Ltd. (“Pro-M”) and higher non-voice revenues primarily at T-Mobile Hungary (“TMH”), our mobile line of business.

Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. It increased by 4.2% and amounted to HUF 120.0 bn in the first six months of 2007. The 4.1% increase in voice-retail traffic was mainly driven by the higher average customer base of TMH. TMH’s average usage per customer per month measured in MOU increased by 6.6% from 136 minutes in the first half of 2006 to 145 minutes in the same period of 2007. TMH’s monthly average revenue per user (“ARPU”) decreased by 4.4% from HUF 4,714 in the first six months of 2006 to HUF 4,508 for the same period of 2007, mainly as a result of lower average per minute fees.

Mobile penetration reached 101.7% in Hungary and T-Mobile Hungary accounts for 44.2% market share in the highly competitive mobile market at June 30, 2007. TMH’s average customer base increased by 5.8% year over year. The proportion of postpaid customers increased to 36.6% at June 30, 2007 from 33.1% a year earlier.

Higher voice revenues at T-Mobile Macedonia were driven by higher average number of mobile customers and higher MOU, partly offset by lower per minute rates. The number of T-Mobile Macedonia customers increased by 12.5% and reached 1,001,970 at June 30, 2007. T-Mobile Macedonia’s average usage per customer per month measured in MOU increased by 25.8% from 66 minutes in the first half of 2006 to 83 minutes in the same period of 2007.

T-Mobile CG generated HUF 7.7 bn revenues in the first half of 2007 compared to HUF 5.8 bn in the same period of 2006 before inter-company eliminations. As of June 30, 2007, T-Mobile CG had 351,406 customers compared to 228,546 a year earlier. The strong increase in the customer base was mainly influenced by the extended repaid voucher lifecycle from 3 to 11 months effective from October 2006. This increase was partly compensated by lower per minute fees.

Voice-wholesale traffic revenues reached HUF 22.4 bn in the first six month of 2007 compared to HUF 22.0 bn in the same period last year. The small increase was mainly due to higher interconnection traffic between T-Mobile Macedonia and Cosmofon and also due to T-Mobile CG, resulting from increased interconnection fees with Promonte from February 2007. These increases were almost offset by lower interconnection revenues at TMH in line with decrease in termination rates effective from February 2007.

Total mobile revenue increase was supported also by higher non-voice revenues primarily due to TMH’s increased access revenues (data, WAP, Internet, GPRS) and corporate services revenues.

Mobile equipment sales revenues showed a decrease in the first six months of 2007 compared to the same period last year due to the decrease in TMH’s revenues reflecting lower average handset prices and lower equipment sales ratio. This decrease was partly offset by higher equipment sales revenues at T-Mobile Macedonia mainly as a result of higher number of gross additions.

Higher mobile other revenues were due to increase in TETRA related revenues at Pro-M in the first half of 2007. Pro-M’s EDR activities contributed HUF 3.3 bn to total mobile revenues in the first half of 2007.

System Integration (“SI”) and IT revenues showed an outstanding increase of 113.9% reaching HUF 18.8 bn in the first half of 2007 compared to HUF 8.8 bn in the same period last year. The increase resulted mainly from the consolidation of Dataplex and KFKI revenues since their acquisitions (in the second and the third quarter of 2006, respectively) and the consolidation of T-Systems Hungary this year. Higher IT revenues at BCN also contributed to the increase. The increased number of SI/IT service projects at Magyar Telekom Plc. and BCN also had positive effects on revenues. The most significant projects are the outsourcing services provided to E.ON and Erste Bank as well as SI and IT solutions provided to the Hungarian government (E-Közmű).

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 40.7 bn in the first six months of 2007 compared to HUF 43.7 bn in the same period of 2006. Lower mobile outpayments at Magyar Telekom Plc. were due to lower traffic and lower fixed to mobile termination rates effective from February 2, 2007. Lower outpayments at TMH were driven by the decreases in termination fees, partly offset by increased traffic. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile CG due to increased interconnection fees from February 2007 with Promonte.

The cost of telecommunications equipment in the first half of 2007 was HUF 18.3 bn compared to HUF 18.2 bn in the same period of 2006. The slight increase is mainly due to T-Mobile Macedonia driven by their higher gross addition of customers and higher average cost of phonesets and TMH driven by higher average cost of phonesets. This increase was almost offset by lower volume of equipment sales at Magyar Telekom Plc. and BCN Group.

Payments to agents and other subcontractors showed an increase of 75.3% in the first half of 2007 compared to the same period of 2006. The strong increase was mainly related to higher SI/IT-related payments due to the inclusion of KFKI Group’s and T-Systems Hungary’s expenses.

Employee-related expenses in the first six months of 2007 amounted to HUF 53.5 bn compared to HUF 43.8 bn in the same period of 2006 (an increase of 22.1%). Employee-related expenses increased mainly at Magyar Telekom Plc., TMH and also at T-Mobile CG in line with higher severance expenses. The increase was also attributable to the inclusion of new subsidiaries (such as KFKI Group, T-Systems Hungary and Mobilpress). The group headcount number increased from 11,967 on June 30, 2006 to 12,262 on June 30, 2007. The increase in employee-related expenses was partly offset by lower expenses at Maktel reflecting lower average wages, decreased headcount and higher severance payments to employees in 2006.

Depreciation and amortization decreased by 5.9% to HUF 57.2 bn in the first half of 2007 from HUF 60.7 bn in the same period of 2006. Lower amount of depreciation is mainly driven by the lower asset base at Magyar Telekom Plc.

Other operating expenses - net decreased by 2.2% year over year. Other net operating expenses include HUF 17.8 bn materials and maintenance fees, HUF 16.6 bn service fees, HUF 9.3 bn marketing fees, HUF 7.5 bn fees and levies, HUF 4.9 bn consultancy and HUF 7.1 bn other expenses. The decrease in other net operating expenses was driven by fees paid by TMH to the Universal Telecommunications Support Fund in the first half of 2006 and lower marketing expenses mainly at Magyar Telekom Plc. due to less intensive advertising activity in the first half of 2007. These decreases were partly offset by higher network rental fees at TMH and by the consolidation of new subsidiaries such as T-Systems Hungary and KFKI Group. Other operating expenses - net include HUF 1.9 bn expenses Magyar Telekom incurred relating to the ongoing investigation.

Operating Profit

Operating margin for the six months ended June 30, 2007 and also for the same period in 2006 was 21.8% as both total revenues and total operating expenses increased to the same extent.

Net financial expenses

Net financial expenses amounted to HUF 14.8 bn in the first half of 2007 compared to HUF 16.2 bn in the same period of 2006. Net financial expenses decreased mainly due to higher foreign exchange gains at Magyar Telekom Plc. resulting from the strengthening of HUF. The proportion of loan portfolio with variable interest rates was 39% at the parent company so we could utilize the positive effect of falling HUF interest rates. Higher interest and other financial income at Crnogorski Telekom, T-Mobile Macedonia and Pro-M also caused favorable changes in net financial expenses.

Share of associates’ profits

Share of associates’ profits amounted to HUF 521 million for the six months ended June 30, 2007 compared to HUF 443 million for the same period in 2006 as T-Systems Hungary (which decreased this revenue line in the first half of 2006) became fully consolidated company of the Group from January 1, 2007.

Income tax

Income tax expense increased from HUF 9.8 bn for the first six months of 2006 to HUF 16.8 bn in the same period of 2007 mainly due to the launch of solidarity tax, increase in local business tax as a result of higher revenues, higher innovation fee due to less R&D costs in the first half of 2007 and the significant amount of deferred tax liability on withholding taxes in relation to our foreign investments.

Minority interests

Minority interests in the first half of 2007 increased by 13.5% compared to the same period of 2006 and amounted to HUF 6.3 bn. The increase is mainly due to the better performance of T-Mobile Macedonia and Maktel.

Analysis of group balance sheets

Total assets as of June 30, 2006 were HUF 1,107 bn. Total assets amounted to HUF 1,112 bn as of June 30, 2007.

Cash and cash equivalents

In 2007, Magyar Telekom changed its disclosure of Cash and cash equivalents. In prior periods, Cash and cash equivalents included bank balances whose original maturity was more than three months at the balance sheet date, however, most of them expired within three months after the balance sheet date. From 2007, Cash and cash equivalents include only those bank balances whose original maturity is less than three months. We have restated the prior period disclosures, which resulted in the decrease of the Cash and cash equivalents balance as of December 31, 2005, June 30, 2006 and December 31, 2006, with a corresponding increase in current Other financial assets.

Cash and cash equivalents increased from HUF 41.7 bn at June 30, 2006 to HUF 95.9 bn at June 30, 2007 as neither Maktel nor Crnogorski Telekom paid dividend to Magyar Telekom during last year, and thus the increasing cash balance generated by our subsidiaries in Macedonia and Montenegro are deposited in local banks.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 21.5% from June 30, 2006 to HUF 78.5 bn at June 30, 2007. Non current loans and other borrowings increased by 40.9% from June 30, 2006 to HUF 324.3 bn at June 30, 2007.

The increase in the total loan portfolio resulted from the financing of KFKI and Dataplex acquisitions and the dividend related to 2005 and 2006 paid in January 2007 and May 2007, respectively.

At June 30, 2007, almost 100% of the loan portfolio was HUF denominated. The gearing ratio defined as net debt divided by net debt plus total equity was 35.1% at June 30, 2007 compared to 29.6% a year earlier.

Trade payables

Trade and other payables increased from HUF 56.0 bn as of June 30, 2006 to HUF 68.4 bn as of June 30, 2007. This significant increase is mainly due to the longer payment period at T-Mobile Hungary in 2007 (in line with the merged treasury practices with Magyar Telekom Plc.) and the inclusion of the trade payable balance of our new subsidiaries.

Analysis of group cashflow

Net cash generated from operating activities increased by 29.8% compared to the first six months of 2006 and amounted to HUF 121,746 million in the same period of 2007 primarily due to strong decrease in working capital requirements and lower income tax paid.

Net cash used in investing activities amounted to HUF 21,549 million in the first half of 2007, while it was HUF 67,101 million for the same period in 2006. This significant decrease in cash outflow is predominantly due to the lower amount paid for purchase of new subsidiaries and lower additions to tangible and intangible assets.

Net cash used in financing activities amounted to HUF 62,718 million in the first six months of 2007 compared to HUF 14,640 million in the same period of 2006. While during the first half of 2006, Magyar Telekom repaid a net HUF 14,556 million loan, in the same period of 2007 it took a net HUF 85,703 million loan. Dividends paid to shareholders increased by HUF 148,749 million due to dividend payment after the 2005 and 2006 results in 2007 at Magyar Telekom Plc.

Analysis of segment results

Please note that starting from the 1Q07 flash report, Magyar Telekom changed its previously applied segment disclosure as a result of the change in the management structure of Group. Prior years’ segment disclosures are being amended to facilitate comparability with the disclosure of 2007.

The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Headquarter and shared services), which include both Hungarian and foreign activities. The total fixed line operations in the foreign countries are included in our T-Com segment. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. In addition, the Company’s secondary format for reporting segment information is geographical segments.

The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

T-Com segment

T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, T-Systems Hungary, Integris, BCN Group, KFKI Group and EurAccount.

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Voice - retail revenues	80,943	72,286	(10.7)
Voice - wholesale revenues	21,744	21,755	0.1
Internet	22,983	28,107	22.3
Other revenues	29,792	30,233	1.5
Total revenues	155,462	152,381	(2.0)
EBITDA	63,812	59,961	(6.0)
Operating profit	30,521	30,734	0.7
Gross additions to tangible and intangible fixed assets	15,848	12,197	(23.0)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

T-Com Hungary (incl. also our foreign points of presence in Bulgaria, Romania and Ukraine)

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Voice - retail revenues	62,067	55,695	(10.3)
Voice - wholesale revenues	14,879	14,077	(5.4)
Internet	21,214	25,958	22.4
Other revenues	26,575	26,726	0.6
Total revenues	124,735	122,456	(1.8)
EBITDA	50,724	47,388	(6.6)
Operating profit	23,684	22,963	(3.0)

Maktel

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Total revenues	21,788	20,118	(7.7)
EBITDA	9,944	10,003	0.6

T-Com CG

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Total revenues	9,066	9,955	9.8
EBITDA	2,955	2,565	(13.2)

Revenues in the T-Com segment decreased by 2.0% year over year driven by lower retail revenues, partly compensated by higher Internet revenues. The domestic outgoing fixed voice business experienced a decline mainly due to price discounts, lower usage and due to loss of lines reflecting the effect of strong competition and mobile substitution. International outgoing traffic revenues increased due to higher revenues at T-Com CG as traffic to Serbia is classified as international following the referendum on independence last May. This increase in this revenue line was partly compensated by lower international revenues both at Magyar Telekom Plc. T-Com and Maktel as a result of decreased volume of traffic and lower average fees. Incoming traffic revenues remained stable as higher international incoming revenues were almost offset by lower domestic incoming revenues. Internet revenues increased by 22.3% in the first six months of 2007 compared to the same period of 2006 driven by strong volume increases in the number of ADSL and Internet subscribers both in Hungary and at our foreign subsidiaries as well as higher Cablenet customer base at T-Kábel Hungary. Lower data revenues were driven by the decrease at Magyar Telekom Plc. T-Com. Other revenues showed an increase mainly due to higher revenues from telephone book publishing.

Operating profit of the T-Com segment slightly increased by 0.7%. While total revenues decreased by 2.0%, operating expenses decreased by 2.6% mainly owing to lower depreciation and amortization and cost of equipment. These decreases were partly offset by increased employee-related expenses.

T-Mobile segment

T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Voice - retail	91,335	95,695	4.8
Voice - wholesale	30,242	29,402	(2.8)
Visitor	3,598	4,156	15.5
Non-voice	19,033	21,165	11.2
Equipment sales and activation	10,203	9,843	(3.5)
Other revenues	1,960	5,449	178.0
Total revenues	156,371	165,710	6.0
EBITDA	66,802	71,949	7.7
Operating profit	43,060	49,487	14.9
Gross additions to tangible and intangible fixed assets	26,127	14,265	(45.4)

T-Mobile Hungary

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Voice - retail	77,013	79,746	3.5
Voice - wholesale	25,990	24,102	(7.3)
Visitor	2,654	3,024	13.9
Non-voice	16,329	17,811	9.1
Equipment sales and activation	9,167	8,572	(6.5)
Other revenues	1,173	2,605	122.1
Total revenues	132,326	135,860	2.7
EBITDA	54,579	57,614	5.6
Operating profit	36,690	39,696	8.2

Pro-M (Tetra)

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Total revenues	705	3,313	369.9
EBITDA	(110)	1,042	n.m.

T-Mobile Macedonia

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Total revenues	17,704	19,575	10.6
EBITDA	9,755	10,780	10.5

T-Mobile Crna Gora

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Total revenues	5,823	7,704	32.3
EBITDA	2,578	2,513	(2.5)

Revenues in the T-Mobile segment increased by 6.0% in the first half of 2007 compared to the same period of 2006 resulting from higher voice traffic revenue at T-Mobile Macedonia and at T-Mobile CG, increased TETRA-related revenues at Pro-M and higher non-voice revenues mainly at TMH. The growth in TMH’s voice-retail revenues resulted mainly from higher MOU and also from increased average customer base, partly offset by decrease in tariffs. Average monthly usage per TMH subscriber increased by 6.6% from 136 minutes in the first six months of 2006 to 145 minutes in the same period of 2007. TMH customer base increased by 5.6% to 4,517,349 subscribers, including 2,863,138 prepaid customers by June 30, 2007. T-Mobile Hungary’s ARPU decreased by 4.4% from HUF 4,714 in the first half of 2006 to HUF 4,508 in the same period of 2007. Revenues from call terminations showed a decrease primarily affected by lower termination fees at TMH applied from February 2, 2007. Non-voice revenues increased due to higher data access and corporate services revenues. Increase in other revenues is mainly driven by revenues from internal services in 2007.

Operating profit at TMH increased by 8.2%, as total revenues increased by HUF 3.5 bn while operating expenses increased only by HUF 0.5 bn year over year. Operating expenses increased due to the combined effect of increased other net operating expenses, employee-related expenses, higher cost of equipment and decreased payments to other mobile operators.

Total revenues of T-Mobile Macedonia increased by 10.6% in the first half of 2007 mainly due to higher MOU and higher average customer base. T-Mobile Macedonia’s subscriber base increased by 12.5%, to 1,001,970 including 769,030 prepaid customers on June 30, 2007. T-Mobile Macedonia had 65.8% share in the Macedonian mobile market and mobile penetration was 73.1% at the end of June 2007. Traffic revenues increased due to higher MOU and higher average number of customers, partly offset by lower per minute rates. Non-voice revenues increased as a result of higher number of SMSs.

Total operating expenses of T-Mobile Macedonia remained flat as higher cost of equipment and payments to mobile and international operators were offset by decrease in depreciation and amortization and other net operating expenses.

Total revenues of T-Mobile CG amounted to HUF 7.7 bn in the first six months of 2007 compared to HUF 5.8 bn in the same period of 2006. This increase was attributable to the significantly higher number of customers, partly offset by lower per minute fees. Voice-wholesale revenues were positively hit by the change in interconnection fee with Promonte from February 2007 and with T-Com CG from June 2007.

Operating profit at T-Mobile CG significantly increased driven by higher increase in revenues than in operating expenses. The growth in operating expenses were driven by the increase in payments to mobile operators, other net operating expenses as well as in employee-related expenses, partly compensated by lower depreciation and amortization.

T-Systems segment

T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, T-Systems Hungary, Integris, BCN Group and KFKI Group.

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Voice revenues	11,937	9,022	(24.4)
Internet	1,116	1,364	22.2
Other revenues	16,638	26,478	59.1
Total revenues	29,691	36,864	24.2
EBITDA	8,155	8,056	(1.2)
Operating profit	6,483	4,871	(24.9)
Gross additions to tangible and intangible fixed assets	1,912	826	(56.8)

The strong increase of 24.2% in the revenues of T-Systems segment primarily resulted from higher SI/IT revenues reflecting the consolidation effect of KFKI Group and T-Systems Hungary revenues in the first six months of 2007. Higher revenues at BCN and at Magyar Telekom Plc. T-Systems also positively hit SI/IT-related revenues. These increases were partly offset by lower voice retail revenues.

Despite the considerable revenue growth, operating profit dropped by 24.9% owing to higher subcontractor fees, employee-related expenses and depreciation and amortization, partly compensated by lower cost of equipment.

HQ and shared services segment

HQ and shared services segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

HUF millions	6 months ended June 30, 2006	6 months ended June 30, 2007	Change (%)
Total revenues	12,852	11,728	(8.7)
EBITDA	(9,961)	(11,220)	12.6
Operating profit	(11,990)	(13,514)	12.7
Gross additions to tangible and intangible fixed assets	1,035	980	(5.3)

The Headquarters and shared services segment performs strategic and cross-divisional management functions for the Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Revenues of the segment decreased mainly due to less marketing services provided internally within the group. Operating expenses of HQ segment significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Higher negative operating results were mainly due to increase in employee-related expenses driven by higher severance expenses in the first half of 2007.

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2007 — June 30, 2007
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
BCN Rendszerház	6,161	100.00%	100.00%	L
Pro-M	5,200	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
Dataplex	900	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
T-Systems Hungary	282	51.00%	51,00%	L
KFKI-LNX	220	100.00%	100.00%	L
Tele-Data	39	50.98%	50.98%	L
KIBU	25	100.00%	100.00%	L
ProMoKom	23	100.00%	100.00%	L
M Factory Zrt.	20	92.00%	92.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	4	100.00%	100.00%	L
Axelero	4	100.00%	100.00%	L
MatávKábel TV	4	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.28	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	4,629
Future obligations from rental and operating lease contracts	35,138
Future obligation from capex contracts	4,835
Other future obligations	—

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	6,946	6,980	6,858
Group	11,967	12,341	12,262

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	6,980	6,941	6,858
Group	12,341	12,365	12,262

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Opening (January 1st, 2007)			Closing (June 30th, 2007)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	4.66	4.67	48,557,295	4.84	4.85	50,538,124
Foreign institution/company	79.80	79.99	832,189,613	86.50	86.63	902,018,799
Domestic individual	1.18	1.18	12,261,779	1.20	1.20	12,498,872
Foreign individual	0.01	0.01	142,621	0.02	0.02	207,275
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.24	n.a.	2,456,659	0.15	n.a.	1,553,341
Government Institutions	0.18	0.18	1,874,242	0.01	0.01	100,000
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	13.40	13.43	139,714,579	6.26	6.27	65,230,350
Depositaries	0.53	0.54	5,571,427	1.02	1.02	10,621,454
“B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,768,216	100.00	100.00	1,042,768,216

*Category “Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	2,456,659	1,917,824	1,553,341
Subsidiaries	0	0	0
Total	2,456,659	1,917,824	1,553,341

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,452,081	59.21	59.30	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	53,379,290	5.12	5.13	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning	End(2)	No. of shares held
			of assignment
SE BM	Christopher Mattheisen	Chairman-CEO Board Member	December 5, 2006 December 21, 2006	—	0
SE BM	Thilo Kusch	Chief Financial Officer Board Member	October 1, 2006 November 6, 2006	—	0
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Dr. Mihály Gálik	Board Member	November 6, 2006	—	1,000
BM	Michael Günther	Board Member Remuneration Committee Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member	April 25, 2003	—	400
BM	Rudolf Kemler	Board Member	April 26, 2007	—	0
BM	Frank Odzuck	Board Member Remuneration Committee Member	November 6, 2006	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
SBM	Dr. László Pap	Supervisory Board — Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Jutta Burke	Supervisory Board Member	April 26, 2007	—	20
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Dr. János Illéssy	Supervisory Board Member Audit Committee Member	November 6, 2006		0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Dr. Sándor Kerekes	Supervisory Board Member Audit Committee Member	November 6, 2006		0
SBM	István Koszorú	Supervisory Board Member	April 26, 2007	—	0
SBM	Dr. György Szapáry	Supervisory Board Member Audit Committee Member	March 1, 2007	—	0
SBM	Konrad Kreuzer	Supervisory Board Member	November 6, 2006	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	417
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SE	István Maradi	Chief Technical Officer	April 1, 2007	—	0
SE	György Simó	Chief Operating Officer, Wireline Services Line of Business	September 20, 2006	—	0
SE	Éva Somorjai	Chief Human Resources Officer	April 1, 2007		0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
SE	János Winkler	Chief Operating Officer, Mobile Services Line of Business	March 1, 2006	—	0
Own share property total:					18,009

(1)           Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

(2)           Members of the Board of Directors and Supervisory Board serve until May 31, 2010, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 2, 2007	Magyar Telekom acquired an additional 2% stake in T-Systems Hungary and strengthened its strategic cooperation with T-Systems Enterprise Services Gmbh
January 2, 2007	Change in the number of Magyar Telekom’s treasury shares
January 5, 2007	No social security number (TAJ) is required for the 2005 dividend payment
January 24, 2007	Dr. Tamás Pásztory, the Chief Human Resources and Legal Officer of Magyar Telekom will leave the company with effect from March 30, 2007
January 25, 2007	Magyar Telekom has closed the transaction to acquire a 100% stake in Mobilpress
January 25, 2007	Magyar Telekom announced share ownership of senior officers
March 6, 2007	Magyar Telekom introduces naked ADSL
March 22, 2007	The Board of Directors of Magyar Telekom has appointed Éva Somorjai as Chief Human Resources Officer as of April 1, 2007.
March 22, 2007

The Board of Directors has reviewed the 2006 annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and that of Magyar Telekom Group prepared in accordance with the IFRS, and proposes them for approval to the Annual General Meeting. The Board of Directors also proposes a HUF 70 per share dividend payment for the financial year 2006 for approval to the Annual General Meeting

March 23, 2007	István Maradi has been appointed as Chief Information Officer of Magyar Telekom as of April 1, 2007
April 17, 2007	Hungarian Parliament decides to cease golden share
May 7, 2007	Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2006
May 14, 2007	Magyar Telekom has paid the HUF 1.5bn earn-out payment to the previous owners of KFKI as defined in the Share Purchase Agreement
May 16, 2007	The number of treasury shares held by Magyar Telekom declined from 1,917,824 to 1,789,575 as of May 15, 2007
May 18, 2007	Magyar Telekom announces share ownership of new senior officers
May 25, 2007	Magyar Telekom refinances its two inter-company loans
May 25, 2007	Magyar Telekom Board of Directors proposes further integration steps within the Group
May 29, 2007	Magyar Telekom simplifies the organisational structure of its T-Systems segment
June 19, 2007	Dr. Klaus Hartmann, member of Magyar Telekom’s Board of Directors, has resigned from his position
June 26, 2007	The number of treasury shares held by Magyar Telekom declined from 1,789,575 to 1,779,375 as of June 25, 2007
June 27, 2007	Magyar Telekom files Form 20-F for fiscal year 2006
June 28, 2007	The number of treasury shares held by Magyar Telekom declined from 1,779,375 to 1,768,441 as of June 27, 2007
June 28, 2007	The number of treasury shares held by Magyar Telekom declined from 1,768,441 to 1,745,141 as of June 28, 2007
June 29, 2007

Magyar Telekom’s Extraordinary General Meeting made a decision about the fusion of the access business line split off from T-Online Hungary Co. Ltd. and Magyar Telecom Plc., and the merger of Emitel Co. Ltd. with Magyar Telekom

July 2, 2007	The number of treasury shares held by Magyar Telekom declined from 1,745,141 to 1,553,341 as of June 29, 2007 and to 1,503,541 as of July 2, 2007.

Magyar Telekom Plc. publishes its announcements in Magyar Tőkepiac.

Change in the organizational structure

Magyar Telekom announced on May 25, 2007 the Board of Directors’ proposal for further integration within the Magyar Telekom Group to improve service quality and increase efficiency. The proposal was to integrate Emitel and T-Online Hungary’s internet access area within the T-Com segment of Magyar Telekom.

Following the integration of Emitel, Magyar Telekom aims to achieve increased efficiency through joint marketing, communication activities and customer relationship management, as well as simplifying the operating structure through eliminating overlaps in activities.

The activities of T-Online Hungary will be divided between the access business area and the content and portal area. The access business area includes internet access products such as ADSL, dial-up, cable internet, as well as IPTV and VoIP services. Driven by the need to increase the focus on broadband services and the spread of integrated services, the Board of Directors proposes to integrate the internet access area into the T-Com segment. The remaining business entity of T-Online will focus on media, content and other new business areas.

The Board proposal has been approved by the Extraordinary General Meeting of Magyar Telekom held on June 29, 2007. The merger process will be completed with registration by the Court of Registry. Following that, Magyar Telekom will be the legal successor of Emitel and the merged area of T-Online.

On May 29, 2007 Magyar Telekom announced that, in line with the Group strategy of increasing the focus on service quality and operational efficiency, the Company is simplifying the organisational structure of its T-Systems segment. The move will reduce the number of subsidiaries, while keeping their flexibility and customer focus.  The legal procedures are expected to be completed by January 1, 2008.

Declaration of responsibility

We the undersigned declare that to the best of our knowledge all data and information in the attached report are true and correct and the report does not omit any material information necessary for investors to make an informed judgement of Magyar Telekom. We acknowledge that, based on the order of the Capital Markets Act, Magyar Telekom, as an issuer, is responsible for any damage caused by its failure to make a regular or extraordinary announcement or by any misleading announcement made.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, August 8, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: August 9, 2007